AMERICAN BONANZA ACQUIRES INTEREST IN THE ISKUT JV PROPERTY FROM BARRICK GOLD

April 11, 2011 - American Bonanza Gold Corp. (TSX: BZA) ("American Bonanza”) and Golden Band Resources Inc. (GBN: TSXV) are pleased to announce that they have signed an agreement with Barrick Gold Inc. (“Barrick”) to acquire Barrick’s interest in the Iskut Joint Venture, located in the Snip Gold Camp Trend of the prolific Golden Triangle area in northwestern British Columbia. This Joint Venture interest is shared on a pro rata basis, resulting in Golden Band holding a 52.5% interest and American Bonanza holding the balance of 47.5% . No residual interest or rights remain with Barrick. The property consists of ten claims totalling approximately 4,250 ha.

The Iskut JV is situated immediately north of the former producing Snip Mine (1991-99, 1.03 million ounces at 25 grams per tonne gold). Among the many deposits in the Golden Triangle area is the former Eskay Creek Mine, with production in excess of 3 million ounces of gold and 160 million ounces of silver. The average grade of the deposit was 48.4 grams per tonne gold (1.56 ounces per ton) and 2,221 grams per tonne silver (71.4 ounces per ton). The Eskay Creek deposit was also estimated to contain approximately 3.2% lead, 5.2% zinc, and 0.7% copper. Production and grade data from the Snip and Eskay Creek Mines are based on publicly available information.

The Iskut property was initially acquired in 1987, with the last active exploration completed in 1996 by Homestake, the predecessor to Barrick. Earlier predecessor companies were Prime Resources Inc. and Corona Corp.

The rationalization of the ownership of this long established joint venture will enable renewed exploration to proceed for Snip-style mesothermal high-grade gold ±silver, copper, zinc and lead occurring in shear-hosted quartz-sulphide veins. The property hosts a number of precious metal and base metal targets, some of which have had drill exploration. The Gorge Zone, with similarities to the Snip deposit’s Twin Zone, is one of the most prominent occurrences, with chip samples from surface outcrops returning 3.66 ounces per ton Au over 3.3 feet and 4.86 ounces per ton Au over 3.3 feet. The historical drilling returned numerous mineralized intersections including holes I-88-6 from 295.3 -315.6 feet (20.3 feet) of 0.323 ounces per ton Au, and I-88-8 from 129.6 to 149 feet (19.4 feet) of 0.311 ounces per ton Au and 263.8 to 278.9 feet (15.1 feet) of 0.92 ounces per ton Au.

The Iskut Joint Venture will now review the historical results and recent developments in the Snip Mine area to formulate an exploration plan for this field season. Golden Band will act as operator. Golden Band has recently become a junior gold producer from its operations on the La Ronge Gold Project in Saskatchewan, and American Bonanza is in advanced development and permitting to bring its Copperstone gold property in Arizona into production during 2011.

In addition to the acquisition of Barrick’s Iskut interest, Golden Band has been granted a first right of refusal for 10 years to acquire the Snip Mine property if Barrick decides to abandon or sell that property.

About American Bonanza

Bonanza is working to re-activate mining at the preproduction-stage Copperstone gold mine in Arizona. Bonanza has approximately 180 million shares outstanding and is fully funded through to production, with no debt and no hedges. For more information please visit Bonanza’s website at www.americanbonanza.com.

About Golden Band

Golden Band Resources, already Saskatchewan's leading gold explorer, is now also a gold producer. Golden Band is a well-financed, Saskatchewan-based, publicly listed company (GBN: TSXV) whose focus is the long-term, systematic exploration and development of its 100%-owned La Ronge Gold Belt properties. Since 1994, Golden Band has assembled through staking and strategic acquisition a land package of more than 750 km2, including 12 known gold deposits, five former producing mines, and a licensed gold mill. Golden Band's key value drivers are the methodical and systematic targeting of primary to advanced-stage exploration while progressing along a parallel path to becoming a sustainable gold producer. The Company is aggressively pursuing its near-term goal of commercial production of its Bingo, Komis, and EP deposits with processing at the 100%-owned Jolu mill. The Company’s objective, supported by a positive Pre-Feasibility Study completed in January 2009, is the annual production of at least 75,000 ounces of gold over a ten-year project life. Other longer-term objectives include the continuation of its highly successful exploration and acquisition strategy.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

All of Golden Band's exploration programs and pertinent disclosure of a scientific nature are prepared and/or designed and carried out under the supervision of Charlie Harper, P.Geo., who serves as the qualified person (QP) under the definitions of National Instrument 43-101.All of Golden Band's development-related programs and pertinent disclosure of a development nature are prepared and/or designed and carried out under the supervision of Gary Haywood, P.Eng., Golden Band's VP of Operations and COO, who serves as the qualified person (QP) under the definitions of National Instrument 43-101.

Cautionary Statements on Forward-Looking Information: This news release includes certain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements other than statements of historical fact included in this release, including, without limitation, statements regarding the planned use of proceeds of the Offering, repayment of the Notes according to their terms, development and exploration activities generally, and future plans and objectives of Golden Band are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ from those described in forward-looking statements, there may be other factors that cause such actions, events, or results to differ materially from those anticipated. There can be no assurance that forward-looking statements will prove to be accurate and accordingly readers are cautioned not to place undue reliance on forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com